Filed by Clear Channel Holdings, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

Clear Channel Outdoor Holdings, Inc.

Commission File No.: 001-32663

Date: December 17, 2018

The following information was included in the Current Report on Form 8-K filed by Clear Channel Outdoor Holdings with the Securities and Exchange Commission on December 17, 2018:

As previously disclosed, on December 29, 2017, Norfolk County Retirement System (“Norfolk”), a stockholder of Clear Channel Outdoor Holdings, Inc. (the “Company”), filed a derivative lawsuit in the Court of Chancery of the State of Delaware, captioned Norfolk County Retirement System, v. iHeartMedia, Inc., et al., C.A. No. 2017-0930-JRS (the “Norfolk Action”). The complaint names as defendants iHeartMedia, Inc. (“iHeartMedia”), iHeartCommunications, Inc. (“iHeartCommunications”), Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. (together, the “Sponsor Entities”), as the private equity sponsors and majority owners of iHeartMedia, and the members of the Company’s board of directors (the “Delaware Individual Defendants”). The Company is named as a nominal defendant. Also as previously disclosed, on August 27, 2018, GAMCO Asset Management Inc. (“GAMCO”), a stockholder of the Company, filed a putative class action lawsuit in the Court of Chancery of the State of Delaware, captioned GAMCO Asset Management, Inc. v. Hendrix, et al., C.A. No. 2018-0633-JRS (the “GAMCO Action” and together with the Norfolk Action, the “Delaware Actions”). The complaint names as defendants the Sponsor Entities and the Delaware Individual Defendants.

On December 16, 2018, the Company, GAMCO, Norfolk, the Sponsor Entities, iHeartMedia and certain of its debtor affiliates in the iHeartMedia Chapter 11 cases (the “Debtors”), and the Delaware Individual Defendants, through their respective counsel, entered into a settlement agreement (the “Settlement Agreement”) that embodies the terms of (i) a global settlement of all direct or derivative claims by or on behalf of GAMCO and Norfolk, both individually and on behalf of the putative class of public shareholders of the Company (collectively, the “Settling Plaintiffs”), against the Delaware Individual Defendants, the Sponsor Entities, iHeartCommunications, iHeartMedia, the Company and the Debtors, and (ii) the separation of the Company from iHeartMedia (the “Separation”) in accordance with the plan of reorganization (the “iHeartMedia Plan of Reorganization”) filed by iHeartMedia with the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) pursuant to Chapter 11 of the Bankruptcy Code.

The Settlement Agreement contemplates that upon the separation of the Company from iHeartMedia, (i) the cash sweep arrangement under the existing corporate services agreement (the “Corporate Services Agreement”) between the Company and iHeartCommunications, a subsidiary of iHeartMedia, will terminate, (ii) any agreements or licenses requiring royalty payments to iHeartMedia and its debtor affiliates by the Company for trademarks or other intellectual property will terminate and (iii) a new transition services agreement will supersede and replace the existing Corporate Services Agreement. The Debtors agreed to waive (i) the set-off for the value of the intellectual property transferred, including royalties and (ii) the repayment of the post-petition intercompany balance outstanding in favor of the Debtors as of December 31, 2018. In addition, the Settlement Agreement provides that after the Separation, (i) iHeartCommunications will provide an unsecured revolving line of credit in an aggregate amount not to exceed $200 million to the Company for a period of no more than three years following the effective date of the iHeartMedia Plan of Reorganization (the “iHeartCommunications Line of Credit”), (ii) iHeartMedia will indemnify the Company for 50% of certain tax liabilities imposed on the Company in connection with the Separation on or prior to the third anniversary of the Separation in excess of $5.0 million, with iHeartMedia’s aggregate liability limited to $15.0 million, and (iii) iHeartMedia will reimburse the Company for one-third of potential costs relating to certain leases between the Company and third parties in excess of $10.0 million of such costs up to the first $35.0 million of such costs such that iHeartMedia will not bear more than $8.33 million of such costs. The parties agreed that the Company will recover 14.4% in cash on its allowed claim of $1,031,721,306 under the intercompany note owed by iHeartCommunications to the Company, and to mutual releases, including a release of all claims that have been asserted, could have been asserted or ever could be asserted with respect to iHeartMedia’s Chapter 11 cases and the Delaware Actions.

The Settlement Agreement contemplates that upon the effective date of the iHeartMedia Plan of Reorganization, the separation of the Company from iHeartMedia will occur pursuant to the terms of the iHeartMedia Plan of Reorganization, the settlement term sheet dated November 22, 2018 (the “Settlement Term Sheet”) and the forms of separation documents attached as exhibits to the Settlement Agreement, including forms of a settlement and separation agreement, a transition services agreement, a tax matters agreement, a merger agreement (the “Merger Agreement”) providing for the merger (the “Merger”) of the Company with and into Clear Channel Holdings, Inc. (“CCH”), its parent company, immediately prior to the Separation, and a revolving loan agreement governing the terms of the iHeartCommunications Line of Credit. The form of Merger Agreement contemplates that in the Merger, the shares of the Company’s Class A common stock will be converted into an equal number of shares of common stock of CCH, which will be renamed Clear Channel Outdoor Holdings, Inc. (“New CCOH”) and will represent the same percentage of ownership in New CCOH that the Class A common stockholders have in the Company immediately prior to the Merger. The iHeartMedia Plan of Reorganization contemplates that immediately following the Merger, the New CCOH common stock held by iHeartCommunications will be transferred by iHeartCommunications to certain holders of claims in the iHeartMedia Chapter 11 cases pursuant to the iHeartMedia Plan of Reorganization, and New CCOH will become an independent public company.

A copy of the Settlement Agreement is available on the website of iHeartMedia’s claims agent, Prime Clerk, at https://cases.primeclerk.com/iheartmedia, under docket number 2213. The Settlement Agreement is subject to the approval of the Bankruptcy Court. The Merger and the Separation are subject to numerous conditions, including the effectiveness of a registration statement, the execution of definitive agreements, the vote of CCOH’s principal stockholders and the satisfaction of the conditions to the iHeartMedia Plan of Reorganization and the conditions in the definitive agreements. There can be no assurance regarding the timing of the Merger and the Separation or that the Merger and the Separation will ultimately occur.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed Merger, CCH intends to file a registration statement on Form S-4, and CCOH intends to file an information statement on Schedule 14C, with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF CCOH ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE INFORMATION STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND SEPARATION. Investors and security holders will be able to obtain copies of the information statement/prospectus as well as other filings containing information about CCH and CCOH without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by CCH and CCOH will be made available free of charge on CCOH’s investor relations website.

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